UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ENPHASE ENERGY, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-35480	20-4645388
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

1420 N. McDowell Blvd

Petaluma, CA 94954

(Address of principal executive offices and zip code)

Kris Sennesael, Vice President and Chief Financial Officer	(707) 774-7000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

Enphase Energy, Inc. (the “Company”) evaluated its current products and determined that certain products it manufactures or contracts to manufacture contain conflict minerals originating in the Democratic Republic of the Congo or adjoining countries. As a result, the Company has prepared, and is filing with this Form, a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2015 is provided as Exhibit 1.01 to the Specialized Disclosure Report and is publicly available on the Company’s corporate website at http://investor.enphase.com/sec.cfm.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit Number	Description

1.01	Conflicts Minerals Report for the reporting period January 1, 2015 to December 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 27, 2016	ENPHASE ENERGY, INC.

	By:	/s/ Taylor Browning
Taylor Browning
Associate General Counsel and Assistant Secretary